UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact December | 2025

Launch of Primary Public Offering of

Common Shares and Preferred Shares

São Paulo, December 22, 2025 – Azul S.A. (B3: AZUL4, OTC: AZULQ) (“Azul” or the “Company”), in compliance with the Brazilian Securities Commission (Comissão de Valores Mobiliários – “CVM”) Resolution No. 44, dated August 23, 2021, as amended, and Article 157, paragraph 4, of Law No. 6,404, dated December 15, 1976, as amended, hereby informs its shareholders and the market that, at a meeting held on December 22, 2025, the Company’s board of directors approved the launch of a primary public offering of newly issued common shares and preferred shares of the Company (the “Shares”), to be carried out in Brazil (the “Offering”).

The Offering will be conducted pursuant to Article 26, item II, subsection “a”, of CVM Resolution No. 160, dated July 13, 2022, as amended, under the automatic registration procedure, in Brazil, and will consist exclusively of newly issued Shares of the Company.

As previously disclosed in the material fact dated December 12, 2025, the Offering is an integral part of the Company’s restructuring plan under Chapter 11 of the United States Bankruptcy Code (the “Plan”). The Offering is intended to implement the mandatory capitalization of certain indebtedness of the Company through the issuance of equity in connection with the Plan, including the mandatory equitization of the Company’s senior secured notes, in accordance with the terms and conditions approved in the restructuring proceedings.

In order to comply with applicable Brazilian regulations and to ensure the participation of existing shareholders, the Company will grant priority rights to existing shareholders to subscribe for Shares on a pro rata basis, pursuant to CVM regulations (the “Priority Offering”). Any Shares not subscribed by existing shareholders under the Priority Offering may be allocated to professional investors in Brazil, as defined under applicable CVM rules.

Simultaneously, within the scope of the Offering, there will be a private placement of the Shares, in the form of ADRs, and of the Warrants abroad exclusively to certain creditor entities acting for the benefit of the Company’s noteholders, in transactions exempt from, or not subject to, registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), pursuant to section 1145 of the U.S. Bankruptcy Code, section 4(a)(2) of the Securities Act, and/or Regulation S under the Securities Act and the rules promulgated thereunder.

The Offering is not being made to holders of the Company’s ADRs. Holders of ADRs will not be entitled to participate in the Priority Offering. ADR holders may only participate in the Offering if, and to the extent that, they qualify as professional investors under applicable Brazilian regulations and invest directly in Shares in Brazil, and not through ADRs. No offering of ADRs is being made to the public in connection with the Offering.

The Offering, including the Priority Offering, has not been and will not be registered under the Securities Act or under any other federal or state securities laws of the United States. The Shares, ADRs and subscription warrants may not be offered, sold, pledged or otherwise transferred within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act), except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

This material fact is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company in Brazil, the United States or any other jurisdiction. The distribution of this material fact and the offering and sale of securities in certain jurisdictions may be restricted or prohibited by law. Any information contained herein may not be taken, transmitted, disclosed, distributed or disseminated in the United States of America.

The Company will keep its shareholders and the market duly informed of the progress of the Offering in accordance with applicable Brazilian law and regulations, through the websites of the CVM (www.cvm.gov.br), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and the Company’s investor relations website (https://ri.voeazul.com.br/)

São Paulo/SP, December 22, 2025.

Alexandre Wagner Malfitani

Chief Financial Officer and Investor Relations Officer

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    December 22, 2025

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer